                                                                                                                                    P.O. Box 2600

                                                                                                                                    Valley Forge, PA 19482-2600

                                                                                                                                    610-669-2689

                                                                                                                                    Frances_T_Han @vanguard.com

November 15, 2011

Chad Eskildsen, Esq.

U.S. Securities & Exchange Commission                                           via electronic filing

100 F. Street, N.E.

Washington, DC 20549

RE:  Vanguard Quantitative Funds; File No. 33-8553

Dear Mr. Eskildsen,

This letter responds to your comments of November 9, 2011 on Post-Effective Amendment No. 42 of the above-referenced registrant that was filed on September 30, 2011 pursuant to Rule 485(a). Your comments pertained to the Vanguard Growth and Income Fund, a series of the registrant.

Comment 1:  Prospectus—Tax Information

Comment:       On page 5 in the “Tax Information” section, please delete the text following the first sentence, as it is not required by Form N-1A.

Response:        We will remove the text following the first sentence of the “Tax Information” section.

Comment 2:   Prospectus—The Fund and Vanguard

Comment:       On page 12, in “The Fund and Vanguard” section, The Vanguard Group (“Vanguard”) is described as “holding assets of approximately $1.6 trillion.”  However, the “Investment Advisors” section on page 13 states that Vanguard “served as advisor for approximately $1.4 trillion in assets.  Please explain the discrepancy.

Response:        The asset information provided in “The Fund and Vanguard” represents the total assets held by Vanguard, while the information in “Investment Advisors” represents the total assets managed by Vanguard as advisor. Vanguard is not the advisor for all of its member funds, therefore, the total assets managed by Vanguard will be lower than the total assets held by Vanguard.

Chad Eskildsen, Esq.

November 15, 2011

Comment  3:  Statement of Additional Information—Fundamental Policies

Comment:       On page B-3, consider revising “Industry Concentration” to include the following at the end of the sentence “except as may be necessary to approximate the composition of its target index.”

Response:        Since the Fund is not an index fund, it is not required to track the industry concentration of the Index.  Accordingly, we do not plan to change the “Industry Concentration” section of the SAI.

Comment 4:   Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•                     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•                     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•                     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 503-5804 with any questions or comments regarding the above responses. Thank you.

Sincerely,

Frances T. Han

Associate Counsel

The Vanguard Group, Inc.

Enclosures

cc:  Brion Thompson, Esq.